

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 21, 2013

<u>Via E-mail</u>
Mr. James O. Harp, Jr.
  Chief Financial Officer
Hornbeck Offshore Services, Inc.
103 Northpark Boulevard, Suite 300
Covington, Louisiana 70433

> **Re: Hornbeck Offshore Services, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 29, 2012**
> **File No. 1-32108**
>
> **Definitive Proxy Statement**
> **Filed April 26, 2012**
> **File No. 1-32108**

Dear Mr. Harp:

        We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                /s/ David R. Humphrey

                                David R. Humphrey
                                Accounting Branch Chief